Exhibit (a)(5)(xiv)
MEMO

To: From: Cc:
NPS Pharma Employees
Carrie Frey, Shire Head of Corporate Planning and Program Management and Integration Lead
Francois Nader, NPS Pharma President & CEO
Susan Graf, NPS Pharma VP, Corporate Development and Strategy

Date:	February 16, 2015
Subject:	Shire/NPS Pharma Integration Update

Dear NPS Pharma Colleagues,

When the Shire team first met with you last month following the initial merger announcement, we committed to communicating information to you when it became available. Today, I would like to share with you an update regarding the transaction process as well as more information on Shire’s overarching approach to the integration planning.

As the Shire Integration Lead, I am working closely with the designated NPS Pharma Integration Lead,  Susan Graf, to ensure the teams are working together and sharing the appropriate information for the benefit of both NPS Pharma and Shire throughout the integration process.

Transaction Update
On January 27th, the Federal Trade Commission and Department of Justice Antitrust Division granted early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to Shire’s proposed acquisition NPS Pharma. Closing of the transaction remains subject to the satisfaction of customary closing conditions, including the minimum tender condition. Until this has been achieved, Shire and NPS are working diligently on integration planning. We still anticipate closing the transaction in the first quarter of this year.

Overarching Approach to Integration Planning
Once the transaction closes, it is Shire’s intention to integrate NPS Pharma employees, products and programs into Shire as quickly as feasible, while being mindful of all the ongoing work and key business activities already occurring. Shire anticipates taking a phased approach to ensure we do not compromise the excellent customer and patient service – as well as business performance – that NPS Pharma continues to deliver.

To ensure a successful integration, Shire has identified five critical success factors we need to achieve to realize the patient/customer, business, and other benefits of this acquisition:
1.	Gattex/Revestive: Accelerate and deliver greater availability to patients in the US and EU driven by effective integration of sales force and commercial support groups;
2.	Natpara/Natpar: Maximize value by achieving regulatory approval (EU) and ensuring successful launch;
3.	Retain and transition talent; ensure appropriate planning to support short/mid-term business continuity with a focus on talent retention;
4.	Ensure Natpara launch product supply continuity; and
5.	Deliver assumed synergies.

Shire has also established a Core Integration Team, which has both Susan Graf and Susan Mesco as members. This Core Integration Team is supported by sub-team leads for each of Shire’s key functional/business lines of responsibility: Supply Chain, Real Estate and Facilities, IT, Compliance, Legal, Communications, R&D, Finance, Human Resources, GI and Internal Medicine Business Unit, Global Commercial Operations, and International Commercial.

Each sub-team lead is responsible for developing integration plans for their areas of responsibility around three durations of timing: Day/Week 1; Day 30 and Day 100 and beyond. To help inform and to develop these plans, various Shire teams have been meeting with NPS Pharma colleagues to learn more about your business, your organizational structure, your work responsibilities and about the NPS Pharma employees. And although there are many similarities between our two companies, we realize there is much we need to learn from you to ensure a seamless integration and maintain business continuity. By design, this means there will likely be variations in terms of the integration planning and implementation by sub-team or functional area, based on a number of factors, including the size, scope, and complexity of a functional/business area. Therefore, it is possible that you may hear different information about the planning process and/or decisions from Shire managers, depending on the sub-team(s) with which they are interacting.

What to Expect Now and Following Close
While this is an exciting time, we understand it is also a time of significant change for you. Please know that Shire will do everything we can to make the integration process as quick, fair, and transparent as we can. Following the closing of the transaction, as we integrate our two companies, our promise is to maintain an open dialogue with you. We will strive to communicate decisions as soon as they are made.

We also recognize that everyone is anxious to understand their positions in the Shire organization post-close; I would like to emphasize that we will take the time necessary to understand your organization and people before these decisions. Please be assured that while our goal is to ensure business continuity and stability, we will also work diligently to give people clarity on their positions as soon as possible. In the meantime, we are making available the accompanying series of Q&As to address some of the questions posed so far.

There are two groups that we are  able to provide clarity to at this time - the US Natpara and Gattex and European Revestive sales forces, as well as the NPS Advantage Care Coordinators. Our plan is to fully retain both teams. As you know, there is a significant amount of work to be done to maximize the growth of Gattex/Revestive, and we will look to the NPS Pharma sales team to partner with Shire in order to accomplish this goal. The Natpara team has been working diligently on launch plans for this exciting new product. We are confident in the work that has been done up until this point, and look forward to working with the Natpara sales team to help them achieve the goals they set forth for themselves. Finally, the NPS Advantage Care Coordinators play a crucial role, ranging from questions on reimbursement to changes to patients’ treatment. It is critical to ensure there is continuity of care patients receive from this group. These teams will find out more about any changes to reporting structures after the close of the transaction.

Next Steps
After the closing of the transaction is announced, we plan to host welcome receptions and Town Hall meetings at the major NPS Pharma sites. There will be Shire leaders onsite to have meetings with you and your team, and will be able to inform you directly about the process and timelines for learning final decisions about your roles within Shire.

We are all excited about our combined future ahead, and we are grateful for the openness and graciousness of NPS Pharma employees to help us learn more about you and your business over the past few weeks. If you have further questions about our integration process, please don’t hesitate to reach out to your integration leaders.

We are excited about joining our two companies together in the near future in order to bring more products and services to our customers, including patients and families, around the world. Our intention is to build on your successes – which will require a smooth and transparent integration with you. We look forward to making this happen together.

Kind regards,

Carrie Frey

SHIRE FORWARD-LOOKING STATEMENTS

Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•	Shire’s products may not be a commercial success;

•	revenues from ADDERALL XR and INTUNIV are subject to generic erosion;

•
the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payors in a timely manner for Shire's products may impact future revenues, financial condition and results of operations;

•
Shire conducts its own manufacturing operations for certain of its products and is reliant on third party contract manufacturers to manufacture other products and to provide goods and services. Some of Shire’s products or ingredients are only available from a single approved source for manufacture. Any disruption to the supply chain for any of Shire’s products may result in Shire being unable to continue marketing or developing a product or may result in Shire being unable to do so on a commercially viable basis for some period of time;

•
the development, approval and manufacturing of Shire’s products is subject to extensive oversight by various regulatory agencies. Submission of an application for regulatory approval of any of our product candidates, such as our planned submission of a New Drug Application to the FDA for Lifitegrast, may be delayed for any number of reasons and, once submitted, may be subjected to lengthy review and ultimately rejected. Moreover, regulatory approvals or interventions associated with changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•
the actions of certain customers could affect Shire's ability to sell or market products profitably. Fluctuations in buying or distribution patterns by such customers can adversely impact Shire’s revenues, financial condition or results of operations;

•
investigations or enforcement action by regulatory authorities or law enforcement agencies relating to Shire’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•
adverse outcomes in legal matters and other disputes, including Shire’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on Shire’s revenues, financial condition or results of operations;

•
Shire faces intense competition for highly qualified personnel from other companies, academic institutions, government entities and other organizations. Shire is undergoing a corporate reorganization and the consequent uncertainty could adversely impact Shire’s ability to attract and/or retain the highly skilled personnel needed for Shire to meet its strategic objectives;

•	failure to achieve Shire’s strategic objectives with respect to the acquisition of ViroPharma Incorporated may adversely affect Shire’s financial condition and results of operations;

•	Shire’s proposed acquisition of NPS Pharma may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;

•
a governmental or regulatory approval required for the proposed acquisition of NPS Pharma may not obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

•
NPS Pharma may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or NPS Pharma’s business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources;

•
difficulties in integrating NPS Pharma into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all;

and other risks and uncertainties detailed from time to time in Shire’s or NPS Pharma’s filings with the Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL NPS PHARMA COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY SHIRE AND A SUBSIDIARY OF SHIRE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON JANUARY 23, 2015. IN ADDITION, ON JANUARY 23, 2015, NPS PHARMA FILED WITH THE SEC A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER.  THE TENDER OFFER STATEMENT (AND RELATED MATERIALS), AS IT MAY BE AMENDED FROM TIME TO TIME, AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.  INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY SHIRE AND NPS PHARMA WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS, AND THE SOLICITATION/RECOMMENDATION STATEMENT, MAY ALSO BE OBTAINED FOR FREE BY CONTACTING SHIRE INVESTOR RELATIONS AT +1 484 595 2220 OR +44 1256 894157.

COPIES OF THESE MATERIALS AND ANY DOCUMENTATION RELATING TO THE TENDER OFFER ARE NOT BEING, AND MUST NOT BE, DIRECTLY OR INDIRECTLY, MAILED OR OTHERWISE FORWARDED, DISTRIBUTED OR SENT IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL.